Tyson Foods Comments on Hillshire Brands Withdrawal of Board Recommendation for a Merger with Pinnacle Foods
Springdale, Ark. – June 16, 2014 – Tyson Foods, Inc. (NYSE: TSN) today acknowledged The Hillshire Brands Company (NYSE: HSH) announcement that its Board of Directors withdrew its recommendation in favor of the May 12, 2014 merger agreement with Pinnacle Foods (NYSE: PF) (the “Pinnacle Agreement”).
Based on Tyson Foods’ understanding of the Pinnacle Agreement, Pinnacle Foods may now immediately terminate this agreement and accept a $163 million fee, or it may insist Hillshire Brands conduct a shareholder meeting to vote on a transaction that the Hillshire Brands Board has now recommended against.
“We believe our offer to acquire Hillshire Brands for $63 per share in cash is a superior proposal for Hillshire Brands shareholders,” said Donnie Smith, president and CEO of Tyson Foods. “We’re pleased the Hillshire Board has withdrawn its recommendation in favor of the Pinnacle Agreement, and now recommends the Tyson Foods offer, all as expressly authorized by the Pinnacle Agreement. We hope Pinnacle Foods will promptly accept the termination fee and not delay the ability of Hillshire Brands’ shareholders to benefit from Tyson Foods’ superior offer.”
About Tyson Foods
Tyson Foods, Inc. (NYSE:  TSN), with headquarters in Springdale, Arkansas, is one of the world's largest processors and marketers of chicken, beef and pork, the second-largest food production company in the Fortune 500 and a member of the S&P 500.  The company was founded in 1935 by John W. Tyson, whose family has continued to be involved with son Don Tyson leading the company for many years and grandson, John H. Tyson, serving as the current chairman of the board of directors. Tyson Foods produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves.  The company provides products and services to customers throughout the United States and approximately 130 countries.  It has approximately 115,000 Team Members employed at more than 400 facilities and offices in the United States and around the world.  Through its Core Values, Code of Conduct and Team Member Bill of Rights, Tyson Foods strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members.  The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
The tender offer (the “Offer”) has not yet commenced. Accordingly, this communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any shares of the common stock of The Hillshire Brands Company (“Hillshire”) or any other securities. On the commencement date of any Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Tyson Foods, Inc. (“Tyson”) and HMB Holdings, Inc., a wholly owned subsidiary of Tyson, and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Hillshire. The offer to purchase shares of Hillshire common stock will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed with the SEC by Tyson as part of its Schedule TO. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the Offer, as they may be amended from time to time, when they become available, because they will contain important information about the Offer, including its terms and conditions, and should be read carefully before any decision is made with respect to the Offer. Investors and security holders may obtain free copies of these statements (when available) and other materials filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing requests for such materials to the information agent for the Offer, which will be named in the tender offer statement.

Contacts

FOR TYSON FOODS:

Investors:    Jon Kathol, 479-290-4235, jon.kathol@tyson.com
News Media:    Dan Fogleman, 479-290-2166, dan.fogleman@tyson.com
Worth Sparkman, 479-290-6358, worth.sparkman@tyson.com

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